OMB APPROVAL

                                                           OMB Number: 3235-0116

                                                         Expires: March 31, 2003

                                                        Estimated average burden
                                                           hours per response: 8


                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                              CONVERIUM HOLDING AG
                         ------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                         -------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No    X
                            -------        -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

  Converium Holding Ltd releases 1H02/1H03 financials reflecting new structure - 3Q03 figures to be announced on October 28, 2003

    ZUG, Switzerland--(BUSINESS WIRE)--Oct. 23, 2003--

    - 1H02/1H03 financials reflecting the new financial reporting structure

    - Announcement of 3Q03 financials on Tuesday, October 28, 2003

    In order to assist investors and analysts in understanding Converium's 3Q03 results to be released next week, Converium has today published its 1H02 and 1H03 historical financials reflecting the new segment structure as announced on October 3, 2003. The new segment structure reflects the new split: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance, as well as the Corporate Center. You can download the document on our web page www.converium.com.
    The 3Q03 figures will be announced before market opens in Europe on Tuesday, October 28, 2003.
    Converium will hold two conference calls for the investment community to accommodate European and North-American business hours. These conference calls will be held on Tuesday, October 28, 2003 at 9:00 am Central European Time (CET) and at 9:00 am Eastern Standard Time (i.e. 15:00 CET). Both conference calls will be webcast live on the Internet, via the Company's web site, at www.converium.com.
    An Analyst and Media Conference will take place at Converium in Zurich, General Guisan-Quai 26, on Tuesday, October 28, 2003 from 11:00 am to 13:00 pm. A second Analyst Conference will be held at the London Underwriting Centre, Hospitality Suite, 3 Minster Court, Mincing Lane, London, EC3R 7DD, on Wednesday, October 29, 2003 from 9:30 am to 11:00 am.

    CONTACT: Converium Holding Ltd.
             Investor Relations:
             Zuzana Drozd, +41 1 639 9120
             zuzana.drozd@converium.com
             Media Relations:
             Michael Schiendorfer, +41 1 639 96 57
             michael.schiendorfer@converium.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By: /s/ Martin Kauer
                                                  ------------------------------
                                                    Name:  Martin Kauer
                                                    Title: CFO




                                               By:  /s/ Christian Felderer
                                                  ------------------------------
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel


Date:  October 23, 2003